May 15, 2007

VIA:    USPS AND EDGAR

Adam Langley
Chief Compliance Officer
Aspen Partners, Ltd.
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA 30309


Mr. Michael McTiernan,
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549


Re:     Aspen Diversified Fund LLC
        Form 10
        File No. 0-52544
        Filed April 2, 2007


Dear Mr. McTiernan:

     This letter is provided in response to your comment letter of May 1, 2007 (the "Comment Letter"), regarding your review of the Form 10 for Aspen Diversified Fund LLC (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on April 2, 2007 (File No. 0-52544) (the "Registration Statement").

     The following responses to the Comment Letter are keyed to correspond to the Comment Letter. The Fund has revised the Form 10 and will refile today in accordance with the responses set forth below.

     Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

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Response:

Noted.

2.  Please paginate the filing in your next amendment.

Response:

Noted.  We have paginated the filing as requested.

3. Throughout the registration statement you refer to your private offering. In certain instances the disclosure suggests that the registration statement will be used as an offering document and in others refers the reader to the confidential private placement memorandum. Please tell us how references to this registration statement as an offering document and references to your private placement memorandum in a public filing are consistent with the prohibitions on general solicitation in Regulation D and Rule 506 of the Securities Act. For example, refer to:

    * Conflicts of Interest of Placement Agent..., page 15

    * Paragraph preceding "Financial Information" on page 16

    * Use of Proceeds, page 23

    * Investor Requirements, page 24

    * Reference to "investors" in "The Limited Liability Company Agreement" section on page 29

    * References to subscription agreements in "Management of Fund Affairs" section on page 30

    * References to placement memorandum in "Nature of Classes..." section on page 30

    * Plan of Distribution, page 31

    * Filing placement memorandum and subscription agreement as exhibits.

Response:

The Registration Statement is not intended to be used as an offering document. All references suggesting that the Registration Statement will be used in this way have been removed. Also, references to the Fund's Confidential Private Offering Memorandum and Disclosure Document have been removed. Specifically, the following revisions to the Registration Statement have been made:

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    * Page 12: The second sentence of Tax Considerations has been removed.

    * Page 15: Conflicts of Interest of the Placement Agent. There is no reference to the Fund's Confidential Private Offering Memorandum and Disclosure Document or suggestion that the Registration Statement will be used as an offering document.

    * Page 16: The words "this offering" in the first sentence of the last paragraph of Item 1A, immediately before Item 2 have been replaced with "the offering." The last sentence of the same paragraph has been removed.

    * Page 23: Use of Proceeds The words "this offering" in the first sentence have been replaced with "the offering."

    * Page 24: The second sentence of the second paragraph of Item 11(d) - Other Securities has been removed and replaced with the following:
      "The three classes of Units are issued upon different terms." The word "this" in the fifth sentence and last sentence has been replaced with "the."

    * Page 24: Investor Requirements -- this section has been deleted.

    * Page 29: The second sentence under the caption "The Limited Liability Company Agreement" has been deleted.

    * Page 30: The words "this offering" in the second sentence under the caption "Liability of Members" have been replaced with "the offering."

    * Page 30: In the fourth sentence under the caption "Management of Fund Affairs", the clause "which is part of the attached subscription agreement" has been deleted.

    * Page 30: The clause "each having the rights and preferences described in this Memorandum and in the Limited Liability Company Agreement" has been deleted from the first sentence of Nature of Classes and Determination of Net Asset Value.

    * Page 30: The fourth paragraph of Nature of Classes and Determination of Net Asset Value has been revised to read as follows:

      Each Class will share in the assets, expenses and liabilities of the Fund on a proportional basis with each other Class, except to the extent otherwise specifically provided for by the Fund or to the extent that the Managing Member determines, in good faith, that any expense or liability of the Fund, or any portion of any expense or liability of the Fund, should be attributable only to a particular Class or Classes. This allocation will be final and binding on all Members.

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    * Page 32: The sentence "The Managing Member may terminate this offering at any time" has been replaced with "The Managing Member may terminate its offering of Units at any time."

    * Page 33: The Confidential Private Offering Memorandum and Disclosure Document and Subscription Agreement have been removed as exhibits.

4. We note that the fund will invest primarily in other pooled investment vehicles, rather than purchasing futures, forward, and options contracts directly. Please provide a detailed analysis of whether, based on your existing and anticipated portfolio, Aspen will be an investment company subject to regulation under the Investment Company Act of 1940.

Response:

The Fund will be exempt from registration as an investment company under the Investment Company Act of 1940 in reliance upon the guidance provided by the Commission in the no-action letter to the Managed Futures Association pertaining to the status under the Investment Company Act of 1940 of certain commodity pool funds of funds, dated July 15, 1996.

Cover Page

5.  Please clearly identify the securities to be registered pursuant to
    Section 12(g) of the Act. Your description should address whether the Class A, B and E units are being registered separately.

Response:

The Fund will register all of its securities pursuant to Section 12(g) of the Exchange Act. The Fund will not be registering its Class A, B and E units separately. The investment objective of each class is identical and the class distinctions only serve to assist the Fund in connection with calculating the net asset value of each class which charges differing fees. Therefore the cover page has been revised to read as follows: "Class A, B, C and E Units of Aspen Diversified Fund LLC."

General Development of Business, page 1

6. Please include a structure chart that reflects the relationship of the fund, the managing member, the sub-advisor, the investee pools and the broker-dealer.

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Response:

A structure chart has been provided on Page 1.

7. Please revise the disclosure to clarify the reference to "passive risk premiums."

Response:

The phrase "passive risk premiums" has been removed. The revised sentence reads as follows: "Investee Pools may trade diversified portfolios of futures in U.S. and non-U.S. markets in an effort to actively profit from anticipated trends in market prices."

Available Information, page 5

8.  Please update the SEC address to 100 F Street, N.E., Washington D.C. 20549.

Response:

Noted.  We have updated as requested.

Risk Factors, page 5

9.  Please clearly state the risk in the header to each risk factor.

Response:

We have revised the following risk factor headers to address the Commission's comment.

    * "Past Performance Records" has been changed to "Past performance records are not necessarily indicative of future results."

    * "Highly Leveraged Trading" has been changed to "The Fund's trading is highly leveraged."

    * "Certain Special Considerations Related to Forward Trading" has been changed to "Forward trading is largely unregulated."

    * "Trading in Options" has been changed to "Options trading can be more volatile than futures trading."

    * "Trading on Futures Exchanges Outside the United States" has been changed to "Trading on non-U.S. futures exchanges presents greater risks than trading on U.S. futures exchanges."

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    * "Trading Decisions Based on Technical Systems" has been changed to
      "Trading decisions based on technical systems rely on market movements to be effective."

    * "Discretionary Aspects of the Portfolio Managers' Strategies" has been changed to "Discretionary aspects of the Portfolio Managers' strategies may result in unprofitable trades."

    * "Possible Effects of Technical Trading Systems" has been changed to "Technical trading systems may detrimentally alter historical trading patterns or affect the execution of trades."

    * "Changes in Trading Method" has been changed to "The Investee Pools and Portfolio Managers may modify their trading methods without approval by or notice to the Managing Member and the Sub-Advisor."

    * "Changes in Allocations" has been changed to "Members of the Fund may not be informed of changes in allocations."

    * "Risks of Investing in Investee Pools" has been changed to "Investing in Investee Pools poses risks of inadequate information and limited liquidity."

    * "Investing in Managed Accounts" has been changed to "Risk of lack of limited liability when investing in managed accounts."

    * "Incentive Compensation for Portfolio Managers" has been changed to "Incentive compensation for Portfolio Managers may result in more risky or speculative investments."

    * "Possible Affects of Speculative Position Limits" has been changed to "Speculative position limits may be exceeded by the Portfolio Managers."

    * "Other Clients of the Portfolio Managers, the Managing Member, the Sub-Advisor and their Affiliates" has been changed to "Possible conflicts of interest with other clients of the Portfolio Managers, the Managing Member, the Sub-Advisor and their affiliates."

    * "Dependence on Key Personnel" has been changed to "Possible adverse effects of losing key personnel."

    * "Tax Considerations" has been changed to "Risk of complex tax considerations for investors."

    * "Unrelated Business Taxable Income" has been changed to "Risk of incurring unrelated business taxable income."

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    * "Investment in APM Hedged Global Commodity Fund, LDC; and HFR MF
      Diversified Select Master Trust" has been changed to "Possible adverse federal tax consequences of investment in APM Hedged Global Commodity Fund, LDC; and HFR MF Diversified Select Master Trust."

    * "Investment in Welton Global Capital Markets Fund, Ltd." has been changed to "Possible treatment of Welton Global Capital Markets Fund, Ltd. as a passive foreign investment company."

    * "Statutory Regulation" has been changed to "Lack of statutory regulation."

    * "Future Regulatory and Market Changes" has been changed to "Future regulatory and market changes may be material and adverse to the Fund."

Substantial Changes to Fund, page 8

10.  Please disclose the amount of fixed fees and incentive fees.

Response:

The amount of fixed fees and incentive fees have been disclosed as requested.

Other Clients of the Portfolio Managers..., page 11

11. Please disclose in more detail the number and assets under management of other accounts in which the referenced parties are involved that may compete with the fund.

Response:

The purpose of this disclosure in the Registration Statement is to alert the Commission to the fact that the Managing Member, the Sub-Advisor and the Portfolio Managers may manage additional accounts in the future, and that conflicts of interest may emerge between competing accounts of these parties. As this language refers only to potential, rather than actual, additional accounts, the Fund is unable to furnish the requested information.

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Financial Condition, page 17

12. Please revise to discuss liquidity on both a long-term (greater than 12 months) and a short term basis.

Response:

This paragraph has been revised to read as follows: "There are no known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Registrant's liquidity increasing or decreasing in any material way, either on a short-term basis or over the course of the next twelve months or more. In the short-term, the Investee Pools that the Registrant invests in have varying liquidity opportunities ranging from monthly to quarterly. The Registrant maintains a limited cash position, but only sufficient to cover an estimate of current and anticipated short-term liabilities including withdrawal requests by Members. As a result, redemption requests may be delayed due to liquidity constraints of Investee Pools."

Security Ownership of Management, page 19

13. Please disclose the ownership information for each person that is the beneficial owner of more than five percent of any class of your voting securities. Refer to Item 403(a) of Regulation S-K.

Response:

The Fund does not issue voting securities, and investors do not participate in the management or operations of the Fund. Nevertheless, the following sentence has been added: "No investor currently owns more than 5% of the total assets of the Fund."

14. Please disclose the person that controls the voting and dispositive powers over the units held by Aspen Partners, Ltd.

Response:

The following sentence has been added: "Kenneth E. Banwart controls the voting and dispositive powers over the units held by Aspen Partners, Ltd."

Identification of Directors and Officers, page 19

15. Please clearly disclose the business experience of Messrs. Banwart and Stanrod over the past five years. Refer to Item 401(e) of Regulation S-K.

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Response:

The following disclosure has been added to the biography of Mr. Banwart on page 19: "Mr. Banwart has been employed with the Managing Member since 1992." Mr. Standrod's biography on page 20 states that he has been employed with the Managing Member since 1997.

Transactions With Related Persons, page 20

16. Please advise us why you have not disclosed any fees paid by the fund, directly or indirectly, to the broker-dealer affiliated with the managing member.

Response:

Fees paid to the broker-dealer affiliated with the Managing Member, if any, are paid out of the management fee and incentive-based compensation paid to the Managing Member. As such, no additional fees will be paid by the Fund, or its investors.

Recent Sales of Unregistered Securities, page 22

17. Please revise to identify the persons or class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Response:

The following language has been inserted after the first sentence of Item 10(a): "Units were only sold to "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended (the "Securities Act")."

Other Securities, page 24

18. Please briefly describe the difference between each of the classes of units.

Response:

The difference between each class of Units is disclosed under the caption "General Summary of Terms of the Classes of Units" on page 27 of the original filing and page 23 of the amended filing.

Charges to the Fund, page 25

19.  Please advise us why this section has been drafted in the future tense.
     It appears that the charges described are already being borne by the fund.

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Response:

We have revise this language to read in the present tense.

Trailing Commissions, page 27

20. Please disclose who pays the trailing commissions, for how long and to whom.

Response:

The paragraph captioned Trailing Commissions has been deleted and replaced with the following: "The Fund pays monthly trailing commissions of 2.0% per year (0.166667% per month) to unaffiliated registered broker/dealers ("Selling Agents") whose clients invest in Class A Units. These commissions will be paid monthly, one month in arrears, beginning in the first month of the investment in the Class A Units and are based on the Net Asset Value per Unit of the applicable Unit as of the first day of each month."

Withdrawals, page 28

21. Refer to the second paragraph, which states that the Managing Member may distribute Financial Instruments in kind. Please revise to explain the reference to "Financial Instruments" and describe this type of distribution in more detail.

Response:

The following language has been inserted after the second sentence of the second paragraph: "The distribution of Financial Instruments relates to the distribution to investors of a security interest in the underlying investments of the Fund. The Fund will only make an in-kind distribution in the event it is unable to make a distribution in cash."

Market Information for Securities Other than Common Equity, page 32

22. Please revise the second paragraph to reflect that the status of your privately placed securities as "restricted" does not depend on the effectiveness of this registration statement.

Response:

This paragraph has been deleted and the following placed in its stead: "The Units will be exempt from registration under the Securities Act, and may only be sold to "accredited investors" as defined in Regulation D under the Securities Act. The Fund has no plans to register any of the Units for resale."

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Exhibit 1

Independent Auditors' Report, page 1

23. We note that your auditor has relied solely on the report of other auditors when auditing your investment in and income recognized from investment funds, which makes up 97% and 100% of your assets and revenues, respectively. In that regard, please explain to us how Williams Benator & Libby, LLP concluded that they are the principal auditor since they have audited significantly less than 50% of the assets and revenues of your company.

Response:

The assets and revenues of the Fund are derived from investment funds that are not traded on an open market and do not have readily determinable open market values. It therefore is not possible for an auditor of a fund of funds to audit the underlying funds since, as an investor, the Fund does not control those funds. This approach is typical of the opinion of an audit of a fund that is comprised of investments solely in other private funds. We can provide copies of the opinions of the auditors of the underlying funds, if you wish.

24. Please have your auditors revise their Independent Auditors' Report to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board. For reference see Auditing Standard No. 1 - References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board.

Response:

The second paragraph of the auditors' opinion has been replaced with the following:

"We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

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25.  Please revise to include the reports of the other auditors that you referenced in your Independent Auditors' Report issued by Williams Benator & Libby, LLP on March 20, 2007.

Response:

Please see our response to Comment 23. We would be happy to provide copies of the opinions of the auditors of the underlying funds in order to address this concern.

Notes to Financial Statements, page 6

26. Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Response:

The Notes to Financial Statements have been revised. Please see Exhibit 1, page 15-16.

Note A -- Description of Business and Summary of Significant Accounting Policies, page 6

27. Please describe what is meant by "open trade equity" and tell us your basis in GAAP for valuing derivative instruments at this amount.

Response:

We have revised this language to refer to valuation of investments in derivative instruments at fair value only.

Note B -- Investments in Investment Funds, page 7

28. Please revise to disclose all of the information required by paragraph 11 of SOP 95-2 as it relates to your investments in investment funds.

Response:

Note B of the Audit Report has been revised.  Please see Exhibit 1, page 10.

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*    *    *

The Fund hereby acknowledges that:

(1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

An amended Form 10 to supersede the previously filed Form 10 will be filed via EDGAR on May 15, 2007. I have attached a redline version identifying the changes for your convenience.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (404) 879-5130 or via email at alangley@aspenpartners.com above.

Sincerely,

/s/ Adam Langley

Adam Langley
Chief Compliance Officer

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